UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 07,2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Notification in terms of Section 45(5) of the Companies Act 71 of 2008

Johannesburg, 7 August 2018: Following the receipt of the US$500 million Stream Advance Payment the Company is initially applying a portion (US$72 million) of the proceeds towards the settlement of Stillwater Mining Company's ("Stillwater") utilisations under the US$600 million Revolving Credit Facility (USD RCF). The Company is currently in a closed period and consideration will be given to settling other long term debt instruments post the announcement of H1 results and once it moves into an open period.

Notice is therefore hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the annual general meeting of the Company held on 30 May 2018, the board of directors of the Company (the Board) has adopted a resolution to provide financial assistance to an indirect wholly owned subsidiary of the Company, Thor US Holdco Inc. (US HoldCo), by advancing to US HoldCo an amount of US$72 million (the "Loan") for the purposes of capitalising its wholly owned subsidiary, Stillwater. This partial application by the Company of the Stream Advance Payment will enable Stillwater to settle its utilisations under the USD RCF. The Loan constitutes direct and/or indirect financial assistance in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Act, the Board satisfied itself that:

- immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Act
- all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company

Contact:

email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995[, including the statements related to expected production volumes]. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 07, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer